POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

Our Management's Discussion and Analysis ("MD&A") of financial condition and results of operations contains references to Points International Ltd. and its subsidiaries using words "we," "our," and "us."

This MD&A should be read in conjunction with our audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2019 and 2018. Further information, including the Annual Information Form ("AIF") and Form 40-F for the year ended December 31, 2019, may be accessed at www.sedar.com or www.sec.gov.

We have prepared the MD&A with reference to the Form 51-102F1 MD&A disclosure requirements established under National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators.

All financial data herein has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 4, 2020 and was reviewed by our Audit Committee and approved by our Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, revenue, earnings, gross profit, Adjusted EBITDA, contribution, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and expected gross profit and Adjusted EBITDA; our pipeline opportunities including expected cross-selling opportunities; our ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including current lease obligations; and the financial obligations with respect to revenue guarantees.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume we will be able to maintain our existing contractual relationships and products, that such products continue to perform in a manner consistent with our past experience, that we will be able to generate new business from our pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with our past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches and cross-sell existing partners is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that we will be successful in maintaining our existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing our fourth quarter and 2019 financial results, and those described in our other filings with applicable securities regulators, including our AIF, Form 40-F, annual and interim MD&A, and annual consolidated financial statements and interim condensed consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

BUSINESS OVERVIEW

We are the global leader in providing loyalty e-commerce and technology solutions to the loyalty industry, connecting loyalty programs, 3rd party brands and end consumers across a global transaction platform. We partner with leading loyalty brands by providing solutions that help make their programs more valuable and engaging, while driving revenue and increasing profitability to the program. We do not manage our own loyalty program nor do we offer the core technology that operates a loyalty program.  Our business is focused on becoming an important strategic partner to the world's most successful loyalty programs by cooperating with them on valuable, private label and ancillary services.

At its simplest, our products and services are designed to benefit loyalty programs by: (1) increasing loyalty program revenues and profitability through the sale of loyalty program currency (such as frequent flyer miles or hotel points) or related travel and loyalty services direct to end consumers or third parties; (2) driving efficient cost management to loyalty program operators by offering non-core redemption options; and (3) enhancing loyalty program member engagement. We now have approximately 75 commercial agreements or integrations with loyalty programs or third parties globally. Most of our commercial contracts enable us to transact directly or indirectly with the loyalty programs' member base to facilitate the sale, redemption or earning of loyalty currency online. Our commercial agreements with loyalty program partners are typically for fixed terms of three to five years. Contracts will generally renew with either an annual evergreen clause or a new contract extension for a set term.

Our Loyalty Commerce Platform ("LCP") is the backbone of our product and service offerings. The LCP offers a consistent interface for loyalty programs and third parties, providing broad access to loyalty transaction capabilities, program integration, analytics, reporting, security and real-time fraud services. We have direct integrations with approximately 75 loyalty programs and third parties, including merchants and other technology companies in the loyalty and travel space.

Collectively, our network of loyalty program partners represents over 1 billion loyalty program accounts. Our platform and integrations typically provide us with full debit and credit functionality, enabling us to deposit or withdraw loyalty currency from each of these accounts.  We view these integrations as a strategic asset that uniquely positions us to connect third party channels with highly engaged loyalty program members and the broader loyalty market. In addition, our platform is positioned to collect transaction related insights that we can leverage to increase online conversion percentages, transactions, and ultimately revenues for us and our partners.

Our loyalty partner network includes the following leading loyalty brands:

· AF-KLM Flying Blue	· Southwest Airlines Rapid Rewards
· Alaska Airlines Mileage Plan	· United Airlines MileagePlus
· American Airlines AAdvantage	· Virgin Atlantic Flying Club
· ANA Mileage Club	· Hilton Honors
· British Airways Executive Club	· World of Hyatt
· Delta Air Lines SkyMiles	· InterContinental Hotels Group
· JetBlue TrueBlue	· Wyndham Rewards
· LATAM Pass	· Emirates Skywards
· Lufthansa's Miles & More	· Chase Ultimate Rewards
· Marriott Bonvoy	· Citi ThankYou
· Etihad Guest	· Velocity Frequent Flyer

Our organization integrates extensive knowledge and expertise in the loyalty and travel sectors with the agility and innovation of a technology start up, allowing us to better serve our loyalty program partners while maintaining our technical and marketing leadership. We are headquartered in Toronto, Canada with regional offices in San Francisco, London, Singapore and Dubai.

Points International Ltd.'s shares are listed on both the Toronto Stock Exchange ("TSX") under the trading symbol PTS and on the NASDAQ Capital Market under the trading symbol PCOM.

The Loyalty Industry

Since their inception, loyalty programs have changed the way consumers interact with their associated brands and how they purchase products and services. Businesses have leveraged loyalty to strengthen their brand, enrich relationships with existing customers, and attract and engage new customers. Loyalty programs are seen both as strategic marketing assets of an organization, and as highly profitable cash-generating businesses, particularly in the travel and financial services sectors.

As the prominence of loyalty program co-branded credit cards has increased, the size and profitability of the loyalty industry has grown significantly. Many loyalty programs, particularly in the airline and hospitality verticals, have long-term contracts with banks in which they sell significant volumes of points and miles to credit cards on an annual basis to award to customers. Similar commercial arrangements now exist with loyalty programs and retailers who are looking to add loyalty as a consumer incentive to their brand.

These types of commercial arrangements have established a massive global loyalty industry fueled by the sale and redemption of loyalty currency. Today, it is estimated that the majority of loyalty currency issued in North America is now sold by loyalty program operators to third parties, including credit card companies and other merchants. While loyalty programs must account for the issuance of this currency as a future obligation on their balance sheet to account for its eventual redemption, the cost of each mile or point is significantly lower than what they are sold for. Many North American airlines have generated significant revenues from their loyalty programs which can account for a significant proportion of overall airline profits. At the same time, there is a need for loyalty programs to actively manage the resulting loyalty liability with cost-effective redemption options. According to Bond Brand Loyalty's "The Loyalty Report 2017", the cumulative points liability for all US loyalty programs was estimated at US$100 billion.

Overall loyalty program membership continues to grow. According to the Colloquy group, a leading consulting and research firm focused on the loyalty industry, the number of loyalty memberships in the US increased from 3.3 billion in 2014 to 3.8 billion in 2016, representing an increase of 15% (source: 2017 Colloquy Loyalty Census, June 2017). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, hotel, specialty retail, and financial services industries continue to be dominant in loyalty programs in the US, smaller verticals, including the restaurant and drug store industries are beginning to see larger growth in their membership base. Further, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent. As a result of this changing landscape, loyalty programs must continue to innovate in order to drive customer activities.

As the loyalty market continues to change, we are uniquely positioned to meet our loyalty program partners' needs.  We believe that our continued focus on innovation will maintain our leading position in technology and marketing services, enabling us to enhance existing products and services while delivering new loyalty solutions to market that meet the needs of our partners and their members.

OUR OPERATING STRUCTURE

Our business combines attributes of both an e-commerce platform and a marketing services business to offer a portfolio of consumer or business facing products and services that facilitate either the accrual or redemption of loyalty currency (points or miles). Accrual transactions are typically focused on generating revenue for our loyalty program partners while redemption transactions are focused on offering additional engagement options for program members.

Core to our operations is the LCP, an open, Application Program Interface (API) based transaction processing platform that we leverage for all aspects of the business. The key functions of the LCP include direct, real time integrations into our partners' loyalty program databases that allow for customer validation and information sharing as well as debit and/or credit of loyalty program currency.  Of growing importance to our business is the marketing automation capability that we continue to develop as part of the LCP's functionality. Lastly, security, fraud mitigation, auditing and reporting functions are also centralized via the LCP.

All of the products and services we offer benefit from this unified operating infrastructure in two key ways.  First, they allow us to launch and manage multiple products and services with increased efficiency. Secondly, our ability to aggregate and anonymize the consolidated data flowing across the platform from many programs, regions and transaction types facilitates our automated marketing and merchandising efforts.

Leveraging the LCP, we operate in three segments, each of which contain multiple loyalty products and services.

Loyalty Currency Retailing

The Loyalty Currency Retailing segment provides products and services designed to help loyalty program members unlock the value of their loyalty currency and accelerate the time to a reward.  Included in this segment are the buy, gift, transfer, reinstate, accelerator and elite services.  These offerings provide loyalty program members the ability to buy loyalty program currency for themselves, as gifts for others, perform a transfer of loyalty currency to another loyalty program member, reinstate previously expired loyalty currency, accelerate purchases of loyalty currency in conjunction with other transactions, or to access a higher tier status.

Loyalty Currency Retailing services provide high margin revenue to our loyalty program partners while increasing member engagement by unlocking the value of loyalty currency in the members' accounts. We have direct partnerships with over 30 loyalty program partners who leverage at least one of our Loyalty Currency Retailing solutions. All loyalty program partners who leverage our Loyalty Currency Retailing services are within the airline or hospitality verticals. Typically, we find our solutions competing with the internal technology departments of loyalty programs, leading to a "buy vs. build" decision. We have had success in becoming an outsourcing solution to loyalty programs that previously provided these same services in-house. Given this dynamic, the length of our sales cycle for these solutions can be difficult to predict.

We take a principal role in the retailing of loyalty currencies in approximately two thirds of our loyalty program partnerships in this segment. As principal, we will sell loyalty program currency directly to the program members at a retail rate while purchasing points and miles at a wholesale rate from the program partner. Under a principal arrangement, we will typically provide the loyalty program partner an annual revenue guarantee for the term of the commercial agreement. In addition, we will pay for all credit card related fees and assume all credit risk by providing real-time fraud detection and risk mitigation services. We also have a substantial level of responsibility with respect to marketing, analytics, pricing and commercial transaction support. Revenue earned under a principal arrangement is included in Principal revenue in our consolidated financial statements and represents the gross amount of the retail transaction collected from loyalty program members. Wholesale costs paid to loyalty programs for loyalty currency are included in Direct cost of revenue in our consolidated financial statements.

Alternatively, we may assume an agency role in the retailing and wholesaling of loyalty currencies, which is determined by the contractual arrangement in place with the loyalty program partner and their members. In these arrangements, we typically take a less active role in the retailing of loyalty currency and earn a commission on each transaction.  Revenue earned under an agency arrangement is included in Other partner revenue in our consolidated financial statements and represents the amount of the commission earned. In these arrangements, we typically take less risk in the relationship and have less control as it relates to the sale of loyalty currency to end consumers.

Platform Partners

The Platform Partners segment is comprised of a broad range of applications that are connected to and enabled by the functionality of the LCP.  The LCP provides third parties transaction level access to loyalty program members and the ability to access the loyalty currencies of our program partners. Loyalty programs, merchants, and other consumer service applications leverage the LCP to broadly distribute loyalty currency and loyalty commerce transactions through multiple channels.

Included in Platform Partners are multiple third-party managed applications that are enabled by the LCP, many of which are redemption-based services that offer efficient cost management solutions to loyalty programs.  Also included in this segment are earn-based services, where merchants who partner with us can purchase loyalty currency to offer to their customers as an award for every day shopping.  The majority of revenue in this segment is earned on a commission or transaction fee basis, which is included in Other partner revenue in our consolidated financial statements. In addition, we generate revenue from recurring monthly hosting fees on certain services, which are recorded in Principal revenue in our consolidated financial statements.

Points Travel

The Points Travel segment connects the world of online travel bookings with the broader loyalty industry. To facilitate this, we developed the Points Travel product, the first white-label online travel service specifically designed for loyalty programs.  The Points Travel product allows us to partner with loyalty programs in order to provide a seamless travel booking experience for loyalty program members, enabling members to earn and redeem their loyalty currency while making hotel bookings and car rentals online.

We currently have commercial arrangements with 10 travel-based loyalty programs who leverage at least one of our white-label Points Travel services.  Our external competition for winning loyalty programs' business for these services is high, as we typically compete against the major online travel agencies ("OTAs"). When we win new business and deploy these services to market, the sales ramp is typically slower than that experienced with our other loyalty solutions, mainly due to increased online competition for booking hotels or car rentals from OTAs or direct with hotels and car rental companies. However we believe the opportunity for financial growth within this segment is high given the continued growth and overall size of the online travel market.

Revenue in this segment is generated from commissions, which are typically the gross amount charged to end consumers for hotel bookings or car rental, less the wholesale cost to acquire the hotel room or car rental, cost of loyalty currencies delivered to the consumers and paid to the loyalty program, and other direct costs for online hotel bookings and car rentals.  This revenue is included in Other partner revenue in our consolidated financial statements.

KEY GROWTH DRIVERS

Growing the Number of Loyalty Program Partners

Throughout most of our history, adding new loyalty program partners has been an important source of growth. Continuing to grow the number of loyalty program partners connected to our platform remains a key growth factor and important part of our strategy. As of December 31, 2019, we have a network of nearly 60 global loyalty programs integrated into the LCP. Approximately 90% of our current loyalty program partners are frequent flyer or hospitality loyalty programs. In addition, approximately 80% of our loyalty program partners are based out of either North America or Europe.

The majority of our loyalty program partners are global, with end consumers and transactions originating from around the world. For that reason, the LCP was designed and operates as a global e-commerce platform, providing multiple currency and payment options as well as language specific end user experiences. We feel the investments we have made on our platform and products position us well to acquire new loyalty program partners in other geographic markets.

While we currently have a broad set of relationships with travel-based programs in North America and Europe, we believe there are substantial growth opportunities to add additional loyalty program partners, particularly in the Asia Pacific, Middle Eastern and South American loyalty markets. We also believe there is significant opportunity to partner with loyalty programs in other verticals, specifically financial services. We continue to focus on adding business development resources with travel and loyalty expertise combined with specific geographic and vertical experience to further diversify our revenue and loyalty program network.

Cross-sell Existing Partners

We believe our existing network of loyalty program partners represents a significant opportunity to cross-sell additional products and services. At the beginning of a new loyalty program partnership, most programs will typically deploy a small subset of our total products and services. As we demonstrate the benefits of our platform, we focus sales efforts with these partners on additional products and services that best fit their program, typically with limited incremental marketing and sales expense. As we launch new functionality and products across our three operating segments, we expect that our opportunity to cross-sell additional services to existing partners that do not currently leverage our full platform will increase.

Retaining and Growing Existing Loyalty Program Partner Deployments

The ability to retain and grow our in-market products and services with existing loyalty program partners remains an important growth driver for us and underlines many of the investments we make in our product and data capabilities. We believe our continued focus on product, technology and data analytics has been and will continue to be a critical driver of growth. With integrations into nearly 60 leading loyalty programs, the LCP has positioned us to continually improve our ability to consume loyalty data and personalize offers, increasing the effectiveness of our marketing campaigns and our partners' profitability while minimizing member communications. We believe the market awareness for our products and services among loyalty program members is generally low and that increasing this awareness through effective marketing and product innovation can increase the penetration of our products and services. Lastly, we indirectly benefit from the growth in our loyalty program partners membership bases as well as the growth in the loyalty market in general.

HOW WE ASSESS PERFORMANCE AND NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. The reconciliations for these non-GAAP measures from the closest GAAP measure are contained below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

We believe that Adjusted EBITDA is useful to management and investors as a supplemental measure to evaluate our operating performance.

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, finance costs, depreciation and amortization, equity-settled share-based payment expense, foreign exchange and other one-time costs or benefits such as a tax rebate related to prior periods. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is a component of our management incentive plan and is used by management to assess our operating performance. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA differently.

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$2,758	$2,246	$512	23%
Income tax expense	1,475	865	610	71%
Finance costs	48	-	48	-
Depreciation and amortization	1,269	740	529	71%
Foreign exchange gain	(7)	(3)	(4)	133%
Equity-settled share-based payment expense	1,650	1,184	466	39%
Adjusted EBITDA	$7,193	$5,032	$2,161	43%

	For the year ended
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$11,889	$7,792	$4,097	53%
Income tax expense	5,155	3,104	2,051	66%
Finance costs	211	-	211	-
Depreciation and amortization	4,668	3,364	1,304	39%
Foreign exchange loss (gain)	401	(36)	437	(1,214%)
Equity-settled share-based payment expense	5,172	4,381	791	18%
Tax rebate related to prior years, net of fees	(6,027)	-	(6,027)	-
Adjusted EBITDA	$21,469	$18,605	$2,864	15%

Gross Profit and Gross Margin

Gross profit, defined by management as total revenues less direct cost of revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. We view gross profit as an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues that are available to fund ongoing operating expenses, including incremental spending that is in line with our long-term strategic goals. Gross profit is a component of our management incentive plan and is used by management to assess our operating performance.  In general, we seek to maximize the gross profit generated from each loyalty partner relationship.

Gross margin is a non-GAAP financial measure and is defined by management as Gross profit as a percentage of Total revenue.

Reconciliation of Total Revenue to Gross Profit

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec. 31, 2019	Dec. 31, 2018	$ Variance	% Variance
Total revenue	$107,007	$94,918	$12,089	13%
Less: Direct cost of revenue	89,418	80,813	8,605	11%
Gross profit	$17,589	$14,105	$3,484	25%
Gross margin	16%	15%

	For the year ended
(In thousands of US dollars)	Dec. 31, 2019	Dec. 31, 2018	$ Variance	% Variance
Total revenue	$401,177	$376,245	$24,932	7%
Less: Direct cost of revenue	335,722	322,341	13,381	4%
Gross profit	$65,455	$53,904	$11,551	21%
Gross margin	16%	14%

Adjusted Operating Expenses

Adjusted operating expenses is a non‐GAAP financial measure, which is defined as Employment costs, Marketing and communications, Technology services and Other operating expenses, excluding Equity-settled share-based payment expense. Adjusted operating expenses are predominantly cash-based expenditures. The closest GAAP measure is Total operating expenses in the consolidated financial statements and the reconciliation from Total operating expenses to Adjusted operating expenses is shown below.

Effective Margin

Effective margin is a non-GAAP financial measure, which is calculated by dividing Adjusted EBITDA by Gross profit. We use Effective margin as a key internal measure of operating efficiency. This measure demonstrates our ability to generate profitability after we have funded operating expenses.

Reconciliation of Total Operating Expenses to Adjusted Operating Expenses

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec. 31, 2019	Dec. 31, 2018	$ Variance	% Variance
Total operating expenses	$13,489	$11,214	$2,275	20%
Subtract (add):
Depreciation and amortization	1,269	740	529	71%
Foreign exchange gain	(7)	(3)	(4)	133%
Equity-settled share-based payment expense	1,650	1,184	466	39%
Adjusted operating expenses	$10,577	$9,293	$1,284	14%

	For the year ended
(In thousands of US dollars)	Dec. 31, 2019	Dec. 31, 2018	$ Variance	% Variance
Total operating expenses	$49,108	$43,674	$5,434	12%
Subtract (add):
Depreciation and amortization	4,668	3,364	1,304	39%
Foreign exchange loss (gain)	401	(36)	437	(1,214%)
Equity-settled share-based payment expense	5,172	4,381	791	18%
Adjusted operating expenses	$38,867	$35,965	$2,902	8%

Direct and Indirect Adjusted Operating Expenses

Direct adjusted operating expenses are expenses which are directly attributable to each operating segment. Indirect adjusted operating expenses comprise costs that are shared among the Loyalty Currency Retailing, Platform Partners and Points Travel operating segments, including costs associated with various corporate functions, such as Finance, Human Resources, Legal and certain expenses associated with information technology infrastructure. Together direct and indirect adjusted operating expenses comprise adjusted operating expenses.

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Adjusted operating expenses	$10,577	$9,293	$1,284	14%
Less:
Indirect adjusted operating expenses	4,074	3,591	483	13%
Direct adjusted operating expenses	$6,503	$5,702	$801	14%

	For the year ended
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Adjusted operating expenses	$38,867	$35,965	$2,902	8%
Less:
Indirect adjusted operating expenses	14,328	13,718	610	4%
Direct adjusted operating expenses	$24,539	$22,247	$2,292	10%

Contribution

Contribution is a non-GAAP financial measure and is defined as Gross profit for the relevant operating segments less Direct adjusted operating expenses for those segments.  We believe that contribution is a key financial measure to assess the underlying profitability of our three operating segments, as this metric excludes all Indirect adjusted operating expenses that are shared by the three operating segments. This is the measure used by the Chief Operating Decision Maker when reviewing segment results and making resource allocation decisions.

The presentation of contribution provides additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Contribution should therefore not be considered in isolation and other issuers may calculate contribution differently.

Reconciliation of Gross Profit to Contribution

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Gross profit	$17,589	$14,105	$3,484	25%
Less: Direct adjusted operating expenses	6,503	5,702	801	14%
Contribution	$11,086	$8,403	$2,683	32%

	For the year ended
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Gross profit	$65,455	$53,904	$11,551	21%
Less: Direct adjusted operating expenses	24,539	22,247	2,292	10%
Contribution	$40,916	$31,657	$9,259	29%

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the year ended
(In thousands of US dollars, except share and per share amounts)	31-Dec-19	31-Dec-18	31-Dec-17
Consolidated
Principal revenue	$374,484	$351,743	$332,291
Other partner revenue	26,693	24,502	16,353
Total revenue	401,177	376,245	348,644
Gross profit	65,455	53,904	46,550
Gross margin	16.3%	14.3%	13.4%
Adjusted operating expenses	38,867	35,965	33,537
Finance income	908	666	213
Adjusted EBITDA	21,469	18,605	13,226
Effective margin	32.8%	34.5%	28.4%
Total operating expenses	49,108	43,674	41,922
Net income	11,889	7,792	3,380
Earnings per share
Basic	$0.87	$0.54	$0.23
Diluted	$0.86	$0.54	$0.23
Weighted average shares outstanding
Basic	13,665,593	14,321,186	14,806,020
Diluted	13,812,066	14,412,003	14,820,313
Total assets	$138,700	$122,540	$119,145
Total liabilities	99,508	81,530	76,198
Shareholders' equity	$39,192	$41,010	$42,947

FINANCIAL INFORMATION BY SEGMENT
	For the year ended
(In thousands of US dollars)	31-Dec-19	31-Dec-18	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$372,223	$349,111	$23,112	7%
Other partner revenue	18,822	17,310	1,512	9%
Total revenue	391,045	366,421	24,624	7%
Gross profit	56,013	44,806	11,207	25%
Direct adjusted operating expenses	13,830	12,941	889	7%
Contribution	42,183	31,865	10,318	32%
Platform Partners
Principal revenue	2,244	2,540	(296)	(12%)
Other partner revenue	5,333	5,439	(106)	(2%)
Total revenue	7,577	7,979	(402)	(5%)
Gross profit	6,912	7,364	(452)	(6%)
Direct adjusted operating expenses	3,871	3,784	87	2%
Contribution	3,041	3,580	(539)	(15%)
Points Travel
Principal revenue	17	92	(75)	(82%)
Other partner revenue	2,538	1,753	785	45%
Total revenue	2,555	1,845	710	38%
Gross profit	2,530	1,734	796	46%
Direct adjusted operating expenses	6,838	5,522	1,316	24%
Contribution	$(4,308)	$(3,788)	$(520)	14%

SEGMENTED RESULTS AND OPERATING HIGHLIGHTS

Loyalty Currency Retailing

Total revenue for the Loyalty Currency Retailing segment increased $24,624 or 7%, to $391,045 for the year ended December 31, 2019, primarily due to organic growth from our existing principal partnerships.  Gross profit increased $11,207 or 25% to $56,013 for the year. The increase over 2018 included the impact of a $6,027 tax rebate related to prior years that was confirmed in the second quarter of 2019, which was recorded as a reduction to direct cost of revenue.

We believe it is appropriate to exclude the impact of this tax rebate from Gross profit when assessing the performance of the loyalty currency retailing segment, as it relates to prior years. Adjusting for this impact, Gross profit for the year ended December 31, 2019 increased 12% to $49,986. The year-over-year increase was primarily due to strong organic growth across multiple partnerships in the segment, as well as the full year impact of our Emirates Skywards partnership, which launched a broad set of loyalty currency retailing services beginning in April of 2018.  These growth drivers more than offset two headwinds which adversely impacted gross profit growth:  (1) stronger performance in the first half of 2018 from one of our hotel partners due to a heightened consumer response to promotional activity ahead of a scheduled merger with another hotel loyalty program partner; and (2) the departure of a long-time Middle Eastern partner in the back half of 2018 resulting from geopolitical issues beyond our control.

Direct adjusted operating expenses in 2019 increased 7% or $889 compared to 2018, largely due to increased marketing staff and personnel in our international offices.  Contribution for 2019 was $42,183, an increase of $10,318 or 32% over 2018. Excluding the impact of the tax rebate of $6,027 related to prior years, contribution in 2019 was $36,156, an increase of 13% over the prior year, largely driven by the increase in Gross profit.

From a partnership perspective, we expanded our relationship with the Emirates Skywards program, launching our accelerator service in the second quarter of 2019. The service enables Skywards members the ability to boost their miles earned from completing a flight booking with Emirates. In the fourth quarter of 2019, we announced a long-term renewal of our contract with Southwest Airlines. Under this renewal, we will continue to power a broad set of our loyalty currency retailing services for the Rapid Rewards program, including the Buy, Gift and Transfer programs, our seasonal tier qualifying points purchase campaign, and a new accelerator promotion construct in market.

Platform Partners

Total revenue for the Platform Partners segment for the year ended December 31, 2019 was $7,577 a decrease of 5% over 2018. Similarly, 2019 Gross profit for the segment decreased 6% to $6,912 relative to 2018. The year-over-year decrease in gross profit was largely due to the impact of new economics associated with a contract renewal with one of our larger loyalty program partners in this segment that came into effect at the beginning of 2019. The new contract structure is more heavily weighted to a transaction fee based model compared to a fixed fee model, which lessened the overall contribution from this partner in the short term but has greater long-term economic potential over the term of the contract.

Direct adjusted operating expenses attributable to the segment were relatively flat with 2018, increasing $87 or 2% compared to 2018.  The Platform Partners segment generated contribution of $3,041 in 2019, a decrease of 15%, or $539 compared to 2018. This decrease was largely the result of lower gross profit in 2019.

We continued to build a strong base of partnerships in 2019, increasing overall activity across the platform by integrating our loyalty program partners with third parties. In the second quarter of 2019, we launched a new integration between the Hilton Honors program and Lyft, the popular ride sharing program, to power new functionality that enables their shared customers to earn Hilton Honors points for every Lyft ride taken. In the fourth quarter of 2019, we added redemption functionality to this relationship, allowing Hilton Honors members the ability to pay for Lyft rides using their points.

In the second quarter of 2019, we announced a partnership with Home Chef, a popular meal kit delivery service in the United States. United Airlines' MileagePlus members & Alaska Airlines Mileage Plan members can now earn frequent flyer miles when they sign up and make their first Home Chef purchase.

Furthermore, we added new exchange relationships to our platform in 2019. In the fourth quarter, we launched a new relationship with AIR MILES Middle East and its banking partner, HSBC Middle East. The new partnership will enable exchanges with two of our existing loyalty program partners, the Etihad Guest and Emirates Skywards programs, strengthening our growing footprint in the Middle East region. Additionally, we added new exchange partners throughout 2019 to the Citibank ThankYou Points program, adding Cathay Pacific's Asia Miles, Aeromexico Club Premier program, the Etihad Guest program and the Qantas Frequent Flyer program.

Lastly, we renewed our Chase Bank Ultimate Rewards partnership in 2019 for 5 years. This renewed partnership allows Chase to take advantage of our enhanced fraud and gaming mitigation services, in addition to powering their successful exchange program into several of our loyalty program partnerships.

Points Travel

Revenue in the Points Travel segment for 2019 increased 38% to $2,555 compared to $1,845 in 2018.  Gross profit in 2019 was $2,530, an increase of $796, or 46% over 2018.  Gross profit growth was driven by several factors, including organic growth from existing partnerships, the full year impact of new partnerships and products launched in 2018, and the in-year impact of new partnerships and products launched in 2019.

Direct adjusted operating expenses for the year ended December 31, 2019 increased $1,316 or 24% over 2018, primarily due to increased personnel expenses.  As a result, a contribution loss of $4,308 was generated in 2019 compared to a contribution loss of $3,788 in 2018, an increase of 14%, as the increase in direct adjusted operating expenses outpaced the increase in gross profit.

From a business development perspective, we continued to see traction in cross-selling our Points Travel services to existing Loyalty Currency Retailing partners or expanding our suite of services with existing partners in the segment. In the first quarter of 2019, we launched hotel redemption capabilities with Frontier Airlines, an existing loyalty program partner who was already leveraging our Loyalty Currency Retailing services.  In the third quarter of 2019, we expanded our Points Travel services with the AIR MILES Reward program. The expanded relationship enables AIR MILES members the ability to redeem their miles for online hotel bookings across the globe.

Other Operational Highlights

We consider geographic expansion to be a key element of our long-term growth outlook. In support of this, we opened offices in Singapore and Dubai in 2019 to capitalize on the business momentum we have experienced in these regions. Resources in our Singapore office bring regional business knowledge that will be beneficial in enabling us to more effectively service existing relationships in this region, and more importantly, expand our business development presence in the Asia Pacific region. Similarly, our presence in Dubai will allow us to better service our growing business in the Middle East, including our recent partnership with the Emirates Skywards program launched in 2018. We believe the market opportunity in both these regions is strong, and the addition of these regional offices represents an early milestone in support of this long-term growth driver.

From a corporate development perspective, we continued to make progress on our strategic partnership with Amadeus, which we announced at the end of 2018. During 2019, we established our working relationship with Amadeus, aligning our sales teams and moving our pipeline of both mutual and new partnerships forward. The relationship with Amadeus aligns with our strategic focus on geographic expansion, as well as our core strategy of adding more frequent flyer programs to our loyalty network.

REVIEW OF ANNUAL CONSOLIDATED PERFORMANCE

Revenue, Gross Profit, and Gross Margin

Total revenue for the year ended December 31, 2019 was $401,177, an increase of $24,932 or 7% over 2018. The increase in Total revenue was primarily driven by organic growth from existing partnerships in the Loyalty Currency Retailing segment, and to a lesser extent, the full year impact of new partner launches in 2018. Organic revenue growth in 2019, which we calculate as the year-over-year growth in revenue from existing partnerships and products that have been in market for at least one year, was approximately 6.5% across all segments.

For the year ended December 31, 2019, consolidated Gross profit was $65,455, an increase of $11,551 or 21% over the comparable period. Excluding the impact of the tax rebate related to prior years, gross profit was $59,428, an increase of 10% over 2018. The year-over-year increase was predominantly driven by growth in our loyalty currency retailing segment, due to strong organic growth across several partnerships and the full year impact of our Emirates Skywards partnership, launched in April of 2018. Points Travel gross profit also contributed to the growth, increasing $796 or 46% compared to 2018.

Gross margin for the year ended December 31, 2019 was 16.3%. Adjusting for the impact of the tax rebate related to prior years, Gross margin in 2019 was 14.8%, a slight increase over 2018 gross margin of 14.3%, largely due to growth from our agency partnerships in the Loyalty Currency Retailing segment, and to a lesser extent, growth in Points Travel.

Total Operating Expenses and Adjusted Operating Expenses

For the year ended December 31, 2019, we incurred consolidated Total operating expenses of $49,108, an increase of $5,434 or 12% over the comparable prior year period. Similarly, consolidated Adjusted operating expenses for the year ended December 31, 2019 increased $2,902 or 8% to $38,867. The increase was primarily attributable to increased employment costs associated with additional resources added in 2019 and the full year cost impact of additional resources added in 2018. Resources added in 2019 were largely focused on delivering growth, and primarily based in our Loyalty Currency Retailing and Points Travel segments.

The year-over-year growth in adjusted operating expenses was less than the growth experienced in total operating expenses, primarily due to lower rent expense in 2019 resulting from the impact of the adoption of IFRS 16, Leases. IFRS 16 reduced rent expense in 2019, and increased finance costs and depreciation expenses, relative to 2018. Overall, rent expense in 2019 was $1,233 lower compared to 2018, largely due to the impact of IFRS 16.

Adjusted EBITDA and Effective Margin

For the year ended December 31, 2019, consolidated Adjusted EBITDA was $21,469, an increase of $2,864 or 15% over the comparable prior year period. The growth in Adjusted EBITDA was primarily the result of strong contribution from our Loyalty Currency Retailing segment, partially offset by a lower contribution from the Platform Partner segment, contribution loss in the Points Travel segment and modest increase in indirect adjusted operating expenses.

Our Effective margin for the year ended December 31, 2019 was 32.8%. After adjusting for the impact of the tax rebate related to prior years, Effective margin for 2019 was 36.1%, an increase over 2018 levels of 34.5%.

Net Income, Finance Income and Other Expenses

This section discusses consolidated net income, finance income and other expenses as shown below.

	For the year ended
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$11,889	$7,792	$4,097	53%
Income tax expense	5,155	3,104	2,051	66%
Finance costs	211	-	211	-
Depreciation and amortization	4,668	3,364	1,304	39%
Foreign exchange loss (gain)	401	(36)	437	(1,214%)
Equity-settled share-based payment expense	5,172	4,381	791	18%
Tax rebate related to prior years, net of fees	(6,027)	-	(6,027)	-
Adjusted EBITDA	$21,469	$18,605	$2,864	15%

Equity-settled share-based payment expense

We incur certain employment related expenses that are settled in equity-based instruments. For the year ended December 31, 2019, Equity-settled share-based payment expenses increased $791 or 18%, compared to the year ended December 31, 2018. The year-over-year increase was primarily due to the expense associated with performance-based stock options, the majority of which were granted in December 2018.

Tax rebate related to prior years, net of fees

We filed for a tax rebate of $6,027, net of fees, related to prior years. This tax rebate was accepted by the tax authorities during the second quarter of 2019 and recorded as a reduction to direct cost of revenue in that period.  In February 2020, we received the tax rebate from the tax authorities.

Depreciation and amortization

For the year ended December 31, 2019, Depreciation and amortization expense was $4,668, an increase of 39% compared to the prior year period.  The increase was primarily due to the impact of IFRS 16, which was adopted on a modified retrospective basis, without restating 2018 comparatives and resulted in additional depreciation expense on right-of-use assets for the year ended December 31, 2019 of $1,164.

Foreign exchange gain/loss

We are exposed to Foreign Exchange ("FX") risk as a result of transactions in currencies other than our functional currency, the US dollar. Unrealized FX gains and losses arise from the revaluation of our balance sheet at the period end rate and realized FX gains and losses arise from the settlement of non-US dollar transactions, which are recorded in the consolidated statement of comprehensive income for the period. We hold balances in foreign currencies (e.g. non-US dollar denominated cash, funds receivable from payment processors, accounts receivable, accounts payable and accrued liabilities) that give rise to exposure to FX risk.

The majority of our revenues in the year ended December 31, 2019 were transacted in US dollars. We also generate revenues in EUROs, British Pounds, and other currencies. The direct cost of revenue is primarily denominated in the same currency as the revenue earned, minimizing the FX exposure related to these transactions. Adjusted operating expenses are incurred predominantly in Canadian dollars, exposing us to FX risk. We enter into FX forward contracts to mitigate our exposure to the Canadian dollar.

For the year ended December 31, 2019, we recorded a foreign exchange loss of $401 compared to a foreign exchange gain of $36 in the year ended 2018. Foreign exchange gains and losses fluctuate from period to period due to movements in foreign currency rates.

Income tax expense

We are subject to income tax in multiple jurisdictions and assess our taxable income to ensure eligible tax deductions are fully utilized. For the year ended December 31, 2019, we incurred income tax expense of $5,155 compared to $3,104 in the prior year period. The increase was primarily attributable to higher income before taxes, due in part to the impact of the tax rebate related to prior years that was recorded in the second quarter of 2019.

Finance costs

Finance costs consist of interest expense related to lease liabilities.  On January 1, 2019, we implemented IFRS 16, on a modified retrospective basis, which replaced straight-line operating lease expenses with depreciation charges for right-of-use assets and interest expense on lease liabilities. Finance costs for the year ended 2019 was $211 (2018 - nil).

Finance income

Finance income is derived from interest earned on cash and cash equivalents.  Finance income increased $242 or 36% to $908 in 2019 primarily due to investment of funds in higher yield accounts relative to 2018.

Net Income and earnings per share

For the year ended
(In thousands of US dollars, except per share amounts)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$11,889	$7,792	$4,097	53%
Earnings per share
Basic	$0.87	$0.54	$0.33	61%
Diluted	$0.86	$0.54	$0.32	59%

Net income for the year ended December 31, 2019 was $11,889, an increase of $4,097 or 53% compared to the prior year period.  Excluding the impact of the tax rebate related to prior years that was recorded in the second quarter of 2019, net income for the year ended December 31, 2019 would have been $7,459, a decrease of $333 or 4%. The decrease was primarily due to higher operating costs in 2019 compared to the prior year period, partially offset by growth in gross profit.

Basic earnings per share are calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 13,665,593 common shares for the year ended December 31, 2019, compared with 14,321,186 common shares for the year ended December 31, 2018. The weighted average number of outstanding common shares for diluted earnings per share was 13,812,066 common shares for the year ended December 31, 2019, compared with 14,412,003 common shares for the year ended December 31, 2018. Basic and diluted earnings per share was $0.87 and $0.86, respectively, for the year ended 2019 compared to $0.54 basic and diluted earnings per share for the year ended 2018. After excluding the impact of the tax rebate related to prior years, basic and diluted earnings per share for the year ended 2019 would have been $0.55 and $0.54, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Cash and cash equivalents	$69,965	$69,131	$834	1%
Cash held in trust and restricted cash	2,534	500	2,034	407%
Funds receivable from payment processors	14,302	13,512	790	6%
Total funds available	$86,801	$83,143	$3,658	4%

Our sources of liquidity are primarily our total funds available, cash provided from operating activities, and any borrowings we may have under our credit facility. Total funds available, which we calculate as cash and cash equivalents, funds receivable from payment processors, and any cash held in trust and restricted cash, was $86,801 as at December 31, 2019. Total funds available can fluctuate between periods due to changes in working capital balances, the timing of promotional activity and partner payments, and the timing of receipts from our payment processors. As at and during the year ended December 31, 2019, we had no borrowings under our credit facility.

We have been able to generate sufficient cash through normal course operations to fund capital expenditure needs, current operating and working capital requirements, purchases of shares under our Normal Course Issuer Bid ("NCIB") and purchases of shares held in trust for future settlement of Restricted Share Units ("RSUs"). Our ability to generate sufficient cash flows and/or obtain additional sources of funding may be affected by the risks and uncertainties discussed within this MD&A.

Credit Facility

On December 10, 2019, we entered into a $50.0 million senior secured revolving credit facility with the Royal Bank of Canada and The Bank of Nova Scotia. With the approval of the lenders, the credit facility can be expanded to a total of $65.0 million. The new credit facility is available for general corporate purposes, including the financing of working capital, capital expenditures, and acquisitions. The credit facility has a three-year maturity with no fixed repayment dates prior to the end of the three-year term ending December 2022. Borrowings under the credit facility are secured by a first charge over substantially all of our assets. Depending on the type of advance, interest rates under the credit facility are based on Canada prime rate, US base rate, Banker Acceptance (BA), London Interbank Offered Rate (LIBOR) or Euro Interbank Offered Rate (EURIBOR) plus an additional 0.75% to 2.00%. There have been no borrowings to date under the credit facility. The credit facility contains customary representations and warranties, events of default, and certain financial and non-financial covenants we are required to comply with. As at December 31, 2019, we were in compliance with all applicable covenants.

On May 31, 2019, our previous credit facilities with the Royal Bank of Canada expired.  The first facility was a revolving operating facility in the amount of $8,500 at an interest rate range of 0.35% to 0.75% per annum over the bank base rate. The second credit facility was a term loan facility of $5,000 to be used solely for the purposes of financing the cash consideration relating to potential acquisitions, at an interest rate range of 0.40% to 0.80% per annum over the bank base rate. We had no borrowing under these previous credit facilities in 2019.

Sources and Uses of Cash

	For the year ended
(In thousands of US dollars)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Operating activities	$24,364	$20,021	$4,343	22%
Investing activities	(2,378)	(2,274)	(104)	5%
Financing activities	(20,938)	(13,090)	(7,848)	60%
Effects of exchange rates	(214)	960	(1,174)	(122%)
Change in cash and cash equivalents	$834	$5,617	$(4,783)	(85%)

Operating Activities

Cash flows from operating activities, which increased $4,343 in the year ended December 31, 2019 compared to the prior year, are primarily generated from funds collected from miles and points transacted from the various products and services we offer and are reduced by cash payments to loyalty partners, and payment of operating expenses. Cash flows from operating activities may vary significantly between periods due to changes in working capital balances, the timing of our promotional activity and partner payments, and the timing of receipts from our payment processors.

Investing Activities

Cash used in investing activities during the year ended December 31, 2019 was relatively flat with the prior year, increasing $104 or 5% to $2,378. Investing activities in 2019 related to the purchase of property and equipment and for internally developed intangible assets, which largely focused on new promotional and integration capabilities of the LCP.

Financing Activities

Cash flows used in financing activities during the year ended December 31, 2019 was $20,938, an increase of $7,848 compared to the prior year.  Financing activities for the year ended December 31, 2019 reflect the repurchase of 872,686 common shares for cancellation under our NCIB for $10,258. In addition, financing activities reflect the $6,350 of additional cash outlays to acquire shares held in trust for the future settlement of RSUs and $3,122 used to pay employee withholding taxes on the net settlement of RSUs. Financing activities also reflect the payment of lease obligations of $1,229, which are recorded as financing outflows with the adoption of IFRS 16 as of January 1, 2019. Prior to the adoption of IFRS 16, all lease payments were included in operating cash flows.

On August 1, 2019, the Board of Directors approved, and we subsequently received regulatory approval from the TSX for the renewal of our NCIB to repurchase for cancellation up to 679,034 common shares, representing approximately 5% of our issued and outstanding common shares as of July 31, 2019. In connection with this, we also renewed our Automatic Share Purchase Plan. During 2019, we repurchased and cancelled 872,686 common shares for a total cost of $10,258, of which 560,342 common shares were repurchased and cancelled under the previous NCIB at a cost of $6,584. The remaining 312,344 common shares were repurchased and cancelled under the new NCIB at a cost of $3,674.

Contractual Obligations and Commitments

	Total	Year 1(2)	Year 2	Year 3	Year 4	Year 5+
Direct cost of revenue(1)	$649,283	$176,595	$162,504	$130,679	$130,116	$49,389

(1) For certain loyalty partners, we guarantee a minimum level of points/miles purchases for each contract year, over the duration of the contract term with the loyalty partner.  We evaluate each guarantee at each reporting date and at the end of each contract year, to determine if the guarantee will be met for that respective contract year.

(2) The guarantees and commitments schedule is prepared on a rolling 12-month basis. If a revenue guarantee has been met, it is removed from the disclosure above.

Our principal revenue obligations represent contractual commitments on the minimum value of transactions processed over the term of our agreements with certain loyalty program partners in our Loyalty Currency Retailing segment. Under this type of guarantee, in the event that the sale of loyalty program currencies are less than the guaranteed amounts, we would be obligated to purchase additional miles or points from the loyalty program partner equal to the value of the revenue commitment shortfall. A balance in Other assets of $216 on the consolidated balance sheet represents mileage reward currencies held for future resale. This amount is classified as a long term asset as at December 31, 2019. We fund our principal revenue obligations through working capital.

Financial Instruments

We have customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely affected by fluctuations in FX exchange rates. We are primarily exposed to the Canadian dollar, the EURO and the British Pound. We enter into FX forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements. Revenues earned from our partners based in Canada are contracted in and paid in Canadian dollars. We use these funds to fund the Canadian operating expenses thereby reducing our exposure to foreign currency fluctuations.

As part of our risk management strategy, we enter into FX forward contracts extending out to approximately one year to reduce the FX risk with respect to the Canadian dollar denominated disbursements. These contracts have been designated as cash flow hedges. We do not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative's gain or loss is recognized in profit or loss. For the year ended December 31, 2019, we reclassified a loss of $404, net of tax, from other comprehensive income into net income (2018 - reclassified a loss of $5, net of tax, from other comprehensive income into net income). The cash flow hedges were effective for accounting purposes during the year ended December 31, 2019. Realized losses from our hedging activities in 2019 were driven by the changes in the relative strength of the US dollar compared to the Canadian dollar.

As at December 31, 2019, forward contracts with a notional value of $19,860 (December 31, 2018 - $15,110) and in a net asset position of $228 (2018 - $878 in net liability position), with settlement dates extending to December 2020, have been designated as cash flow hedges for hedge accounting treatment under IFRS 9, Financial Instruments. These contracts are intended to reduce the FX risk with respect to anticipated Canadian dollar denominated expenses. Refer to Note 19 in our December 31, 2019 consolidated financial statements for further details on significant assumptions in determining fair value, total amount of change in fair value and change of deferred gain and loss.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 161,877 shares.

Securities with Near-Term Expiry Dates - Outstanding Amounts as at December 31, 2019

Security Type	Month of Expiry	Number	Exercise Price (CAD$)
Option	March 16, 2020	161,877	12.34
Total		161,877

BALANCE SHEET

(In thousands of US dollars)
Consolidated Balance Sheet Data as at	Dec 31, 2019	Dec 31, 2018(1)
Cash and cash equivalents	$69,965	$69,131
Cash held in trust and restricted cash	2,534	500
Funds receivable from payment processors	14,302	13,512
Accounts receivable	21,864	9,318
Prepaid taxes	194	383
Prepaid expenses and other assets	2,153	3,618
Total current assets	$111,012	$96,462
Property and equipment	2,371	2,351
Right-of-use assets	3,060	-
Intangible assets	12,806	13,952
Goodwill	7,130	7,130
Deferred tax assets	2,105	2,645
Other assets	216	-
Total non-current assets	$27,688	$26,078
Total assets	$138,700	$122,540

Accounts payable and accrued liabilities	$13,766	$9,489
Income taxes payable	2,326	117
Payable to loyalty program partners	78,270	69,749
Current portion of lease liabilities	1,323	-
Current portion of other liabilities	797	1,680
Total current liabilities	$96,482	$81,035

Lease liabilities	2,209	-
Other liabilities	95	495
Deferred tax liabilities	722	-
Total non-current liabilities	$3,026	$495
Total shareholders' equity	$39,192	$41,010
Total liabilities and shareholder's equity	$138,700	$122,540

(1) The Corporation has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under this approach comparative information is not restated.

Cash and cash equivalents

Cash and cash equivalents balance increased $834 compared to the end of 2018. The increase in cash and cash equivalents was largely due to positive cash flows generated from operating activities in 2019, partially offset by cash used for financing and investing activities.

Cash held in trust and restricted cash

Cash held in trust represents funds received from customers, primarily Canadian, not yet remitted to service providers for the Points Travel segment in accordance with certain geographic regulatory requirements. As at December 31, 2019, the balance for cash held in trust was $2,534 (2018 - nil).  Restricted cash includes cash held as collateral for forward contracts entered into during the normal course of business. We did not have any restricted cash as at December 31, 2019 (2018 - $500).

Funds receivable from payment processors

Funds receivable from payment processors represents the gross value of retail transactions, or gross sales, charged to and paid by end consumers that are held with our payment processors. On average, cash collected from end consumers is typically deposited into our bank accounts by our payment processors two days from the date of sale.  This balance increased $790 compared to the end of 2018, which is largely attributable to the volume of gross sales at the end of the period relative to the volume of gross sales at the end of the prior year period. In general, this balance can vary significantly depending on the timing of promotional activity in market at the end of a given period. Generally, if the end of a period contains a high level of promotional activity, the receivable from payment processors balance will be higher relative to a period with less promotional activity at the end of a period.

Accounts receivable

Accounts receivable increased $12,546 compared to the end of 2018, primarily due to the receivable related to the tax rebate related to prior years that was confirmed in the second quarter of 2019. In February 2020, we received this tax rebate from the relevant tax authorities.

Right-of-use assets

On January 1, 2019, we adopted IFRS 16 on a modified retrospective basis, without restating comparative periods and recognized right-of-use assets on our consolidated statement of financial position, representing our control of and the right to use the underlying assets, primarily related to office premises. As at December 31, 2019, right-of-use assets were $3,060 (2018 - nil).

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities increased $4,277 compared to the end of 2018 and is primarily due to the timing of payments including our annual employee incentives and trade payables.

Lease liabilities

On January 1, 2019, we adopted IFRS 16 on a modified retrospective basis, without restating comparative periods and recognized lease liabilities on our consolidated statement of financial position, representing our obligation to make future lease payments. As at December 31, 2019, the current and non-current portion of lease liabilities were $1,323 and $2,209, respectively (2018 - nil and nil).

Income taxes payable

Income taxes payable increased by $2,209 compared to the end of 2018 due to higher taxable income.

Payables to loyalty program partners

Payables to loyalty program partners increased $8,521 compared to the end of 2018, which is primarily attributable to increased sales activity at the end of the fourth quarter of 2019 compared to the prior year quarter, as well as the timing of payments made to loyalty partners. We typically remit funds to loyalty program partners for loyalty currency sales for a given month approximately 30 days after the end of the month.

OUTSTANDING SHARE DATA

As of February 28, 2020, there were 13,195,307 common shares outstanding.

As of February 28, 2020, there were outstanding options exercisable for up to 1,321,288 common shares. The options have exercise prices ranging from $9.89 to $19.37 with a weighted average exercise price of $14.26. The expiration dates of the options range up to December 23, 2025.

The following table lists the common shares issued and outstanding as at February 28, 2020 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	13,195,307
Convertible Securities: Share options	1,321,288	CAD$ 18,841,949
Common Shares Issued & Potentially Issuable	14,516,595	CAD$ 18,841,949
Securities Excluded from Calculation: Options Available to grant from SOP(1)	208,572

(1) "SOP" refers to our 2016 Stock Option Plan. The number of options available to grant is calculated as the total share option pool less the number of common shares issuable under awards granted under all other security based compensation arrangements, including our Legacy Stock Option Plan.

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars, except share and per share amounts) (unaudited)	31-Dec-19	31-Dec-18	31-Dec-17
Consolidated
Principal revenue	$98,154	$88,349	$82,567
Other partner revenue	8,853	6,569	5,566
Total revenue	107,007	94,918	88,133
Gross profit	17,589	14,105	13,009
Gross margin	16%	15%	15%
Adjusted operating expense	10,577	9,293	9,014
Finance income	181	220	55
Adjusted EBITDA	7,193	5,032	4,050
Effective Margin	41%	36%	31%
Total Operating Expenses	13,489	11,214	11,508
Net income	2,758	2,246	1,191
Earnings per share
Basic	$0.21	$0.16	$0.08
Diluted	$0.20	$0.16	$0.08
Weighted average shares outstanding
Basic	13,333,597	14,172,956	14,654,041
Diluted	13,510,543	14,241,846	14,710,169
Total assets	$138,700	$122,540	$119,145
Total Liabilities	99,508	81,530	76,198
Shareholders' equity	$39,192	$41,010	$42,947

FINANCIAL INFORMATION BY SEGMENT
	For the three months ended
(In thousands of US dollars) (Unaudited)	31-Dec-19	31-Dec-18	$ Variance	% Variance
Loyalty Currency Retailing
Principal revenue	$97,620	$87,757	$9,863	11%
Other partner revenue	6,346	4,601	1,745	38%
Total revenue	103,966	92,358	11,608	13%
Gross profit	14,746	11,761	2,985	25%
Direct adjusted operating expenses	3,714	3,273	441	13%
Contribution	11,032	8,488	2,544	30%
Platform Partners
Principal revenue	534	569	(35)	(6%)
Other partner revenue	1,469	1,527	(58)	(4%)
Total revenue	2,003	2,096	(93)	(4%)
Gross profit	1,826	1,918	(92)	(5%)
Direct adjusted operating expenses	979	956	23	2%
Contribution	847	962	(115)	(12%)
Points Travel
Principal revenue	-	23	(23)	(100%)
Other partner revenue	1,038	441	597	135%
Total revenue	1,038	464	574	124%
Gross profit	1,017	426	591	139%
Direct adjusted operating expenses	1,810	1,473	337	23%
Contribution	$(793)	$(1,047)	$254	(24%)

We generated consolidated revenue of $107,007 for the three months ended December 31, 2019, an increase of 13% over the fourth quarter of 2018. The increase was primarily driven by growth in the Loyalty Currency Retailing segment, which increased 13%. The increase in loyalty currency retailing revenues was predominantly driven by organic growth across multiple partnerships. Consolidated gross profit of $17,589 in the fourth quarter of 2019 was a quarterly record, increasing $3,484 or 25% on a year-over- year basis. The majority of the increase came from Loyalty Currency Retailing, which increased $2,985 or 25% on a year-over-year basis, primarily due to organic growth experienced during the period. Revenue and gross profit in the loyalty currency retailing segment benefited from the contribution of our tier status services, which are seasonally strong in the fourth quarter and experienced growth in the fourth quarter of 2019 on a year-over-year basis.

Gross profit in the Points Travel segment in the fourth quarter of 2019 increased 139% to $1,017. The increase in gross profit reflected organic growth across existing partnerships driven by increased booking volumes, and the full quarter impact of the AIR MILES hotel redemption product, which was launched at the end of the third quarter of 2019. Gross profit in Platform Partners in the fourth quarter of 2019 was down $92 or 5% compared to the prior year quarter, largely due to the timing of redemption activity with certain products.

Total operating expenses were $13,489 for the fourth quarter of 2019, an increase of $2,275 or 20% over the comparable prior year period. Consolidated adjusted operating expenses were $10,577 in the fourth quarter of 2019, an increase of $1,284 or 14% compared to the fourth quarter of 2018. The increases in both total operating expenses and adjusted operating expenses in the fourth quarter of 2019 were primarily due to increased employment costs in the period, and to a lesser extent, higher professional fees incurred in the fourth quarter. Employment costs increased on a year- over-year basis as we added additional resources throughout 2019 that are largely focused on our long- term growth initiatives.

Consolidated Adjusted EBITDA was $7,193 for the fourth quarter of 2019, representing a quarterly record and a 43% year-over-year increase. The increase was largely due to increased contribution in the fourth quarter of 2019, driven by our Loyalty Currency Retailing and Points Travel segments, more than offsetting modest increase in indirect adjusted operating expenses.

Fourth Quarter Net Income and Other Expenses

This section discusses consolidated net income and other expenses as shown below.

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$2,758	$2,246	$512	23%
Income tax expense	1,475	865	610	71%
Finance cost	48	-	48	-
Depreciation and amortization	1,269	740	529	71%
Foreign exchange gain	(7)	(3)	(4)	133%
Equity-settled share-based payment expense	1,650	1,184	466	39%
Adjusted EBITDA	$7,193	$5,032	$2,161	43%

During the fourth quarter of 2019, equity-settled share-based payment expense was $1,650, an increase of $466 or 39% over the same period in 2018. The increase in equity-settled share-based payment expense compared to the prior year period was primarily due to the expense associated with performance-based stock options, the majority of which were granted to management at the end of the fourth quarter of 2018.

Depreciation and amortization expense in the fourth quarter of 2019 was $1,269, an increase of $529 or 71% from the fourth quarter of 2018.  The increase was primarily due to the impact of adoption of IFRS 16, on a modified retrospective basis, on January 1, 2019, without restating comparative periods and resulted in additional depreciation expense on right-of-use assets for the three month period ended December 31, 2019 of $296.

Income tax expense was $1,475 for the quarter ended December 31, 2019 compared to $865 in the prior year period, which was generally in line with the increase in income before income taxes.

Fourth Quarter Net income and earnings per share

	For the three months ended
(In thousands of US dollars, except per share amounts) (unaudited)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Net income	$2,758	$2,246	$512	23%
Earnings per share
Basic	$0.21	$0.16	$0.05	31%
Diluted	$0.20	$0.16	$0.04	25%

We generated net income of $2,758 for the quarter ended December 31, 2019 compared with $2,246 for the quarter ended December 31, 2018.  The increase was primarily due to higher Adjusted EBITDA in the fourth quarter of 2019, partially offset by increased depreciation and amortization expense and higher income tax expense relative to the prior year period.  Basic and diluted earnings per share for the three month period December 31, 2019 were $0.21 and $0.20, respectively, as compared to $0.16 for the three month period December 31, 2018.

Sources and Uses of Cash

	For the three months ended
(In thousands of US dollars) (unaudited)	Dec 31, 2019	Dec 31, 2018	$ Variance	% Variance
Operating activities	$23,095	$15,363	$7,732	50%
Investing activities	(980)	(764)	(216)	28%
Financing activities	(5,627)	(1,538)	(4,089)	266%
Effects of exchange rates	(849)	402	(1,251)	(311%)
Change in cash and cash equivalents	$15,639	$13,463	$2,176	16%

THREE YEAR SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts) (Unaudited)
Three month period ended	Total Revenue	Net income	Basic earnings per share	Diluted earnings per share
December 31, 2019	$107,007	$2,758	$0.21	$0.20
September 30, 2019	97,997	1,098	0.08	0.08
June 30, 2019	100,230	6,276	0.46	0.45
March 31, 2019	95,943	1,757	0.13	0.12
December 31, 2018	94,918	2,246	0.16	0.16
September 30, 2018	94,358	1,476	0.10	0.10
June 30, 2018	97,859	1,812	0.12	0.12
March 31, 2018	89,110	2,258	0.16	0.16
December 31, 2017	88,133	1,191	0.08	0.08
September 30, 2017	91,589	605	0.04	0.04
June 30, 2017	85,807	732	0.05	0.05
March 31, 2017	83,115	852	0.06	0.06

Our revenues are primarily impacted by retaining loyalty program partners and growing the performance of products deployed with these partners, adding new loyalty program partners, and cross-selling new products to existing loyalty program partners during the year. In the absence of launching any new loyalty program partners or new products, quarterly revenues will be impacted by the level of marketing and promotional activity carried out, which will vary quarter to quarter.

Historically, we have been able to consistently grow revenue by adding new loyalty program partnerships year after year. In addition, we have been able to grow revenues with existing partnerships year over year by improving our ability to consume loyalty data across the LCP to drive and inform our marketing efforts. Revenue growth has also come from our ability to cross sell additional loyalty products and services to existing partners.

CRITICAL ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Principal versus Agent

Our revenue is categorized as principal or other partner revenue. When deciding the most appropriate basis for presenting revenue and direct costs of revenue, we look at the terms of our contractual arrangements with our loyalty program partners and their members.  This determination requires the exercise of judgment and management usually considers whether:

● We obtain control of the product or service prior to transferring it to the end consumer;

● We have inventory risk before or after the customer order;

● We act on behalf of the loyalty partner or the program member in identifying the customer in certain arrangements;

● We are primarily responsible for providing the specified goods or service to the customer;

● We have discretion in establishing prices for the specified goods or services.

Where our role in a transaction is that of a principal, revenue is recognized on a gross basis.  Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of revenue. When our role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned and is recorded in other partner revenue in the consolidated statement of comprehensive income.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the estimated fair value of the identifiable assets acquired and the liabilities assumed.  The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management's judgment and estimates that use inputs that may not be readily observable.

The allocation of the purchase price affects our results as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in differing amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

We test goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount.  In calculating the value in use of a cash generating unit ("CGU") or group of CGUs, i.e. the net present value of the future cash flows associated with the CGU or group of CGUs, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgment.  These include the anticipated cash flows from the CGU, the likelihood that partners will renew existing contracts and enter into product arrangements with us in the future, annual growth assumptions, and the selection of an appropriate discount rate.  We prepare forecasts that assess the specific risks related to each individual CGU separately and are used to determine the value in use of the CGU or group of CGUs to which goodwill has been allocated.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of aggregate amounts we spend on internal use software development costs as well as acquired technology and customer relationships.  The relative size of our intangible assets, excluding goodwill, makes the judgments surrounding the estimated useful lives critical to our financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management's judgment of the period over which economic benefit will be derived from the assets.  The useful life is determined by management and is reviewed at least annually for appropriateness.  The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as technological change.  Historically, changes in useful lives have not resulted in material changes to our amortization charge.

Property and equipment

Estimates and assumptions to determine the carrying value of property and equipment and related depreciation impact to our financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset's expected useful life and the expected residual value at the end of its life. Increasing an asset's expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of our assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to our depreciation expense.

Right-of-use assets and Lease liabilities

Management applied judgment in determining the lease term for some lease contracts that include renewal options. The assessment of whether we are reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

We also make judgements in determining the incremental borrowing rate used in measuring the lease liabilities, reflecting the rate that we would have to pay for a loan of similar term, with similar security, to obtain an asset of similar value.

For our accounting policies and critical accounting estimates and judgments, refer to our consolidated financial statements for the year ended December 31, 2019. The preparation of the consolidated financial statements in accordance with IFRS, requires us to make judgments, estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may differ from these estimates.

NEW STANDARDS ADOPTED IN 2019

In 2019, we adopted the following new standards and amendments to existing standards:

  IFRS 16, Leases ("IFRS 16")

Effective January 1, 2019, we adopted IFRS 16 which specifies how to recognize, measure, present and disclose leases. The standard introduces a single, on-balance sheet lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities representing its obligation to make lease payments, unless the underlying leased asset has a low value or is considered short term.

We adopted IFRS 16 using a modified retrospective approach. Accordingly comparative information presented for 2018 has not been restated. On transition to IFRS 16, we elected to apply the practical expedient to grandfather the assessment of which transactions are leases. We applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17, Leases and IFRIC 4, Determining whether an Arrangement contains a Lease were not reassessed. Our leases primarily consist of leases for office premises with terms ranging from 2 to 4 years. The lease term includes periods covered by an option to extend if we are reasonably certain to exercise that option.

At transition, for leases classified as operating leases under IAS 17, lease liabilities were measured at the present value of remaining lease payments, discounted at our incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liabilities, adjusted for any prepaid or accrued lease payments relating to that lease.

We have elected to use the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  applied a single discount rate to a portfolio of leases with reasonably similar characteristics;
  excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application; and
  relied upon our assessment of whether leases are onerous under the requirements of IAS 37, Provisions, contingent liabilities and contingent assets as at December 31, 2018 as an alternative to reviewing our right-of-use assets for impairment.

We have elected not to separate non-lease components and instead account for the lease and non-lease component as a single lease component. In addition, we have elected not to recognize right-of-use assets and lease liabilities for some leases of low value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

The impact on transition to IFRS 16 is summarized below:

Increase (Decrease) Jan. 1, 2019
Prepaid expenses and other assets	$(109)
Right-of-use assets	$4,102
Current portion of other liabilities	$(120)
Current portion of lease liabilities	$1,203
Lease liabilities	$3,272
Other liabilities	$(362)

The following standards or amendments were also effective from January 1, 2019, but they did not have a material impact on our consolidated financial statements:

  IAS 28, Investments in Associates and Joint Ventures;
  IAS 19, Employee Benefits; and
  IFRIC 23, Uncertainty over Income Tax Treatments.

The IASB has issued amendments to the following standards:

  IAS 1, Presentation of Financial Statements; and
  IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

These amendments have not yet been adopted by the Corporation. Although we are currently assessing the impacts of these amendments, we do not expect them to have a material impact on our consolidated financial statements.

RISKS AND UNCERTAINTIES

Our results of operations and financial condition are subject to a number of risks and uncertainties and are affected by a number of factors outside of the control of management. The following section summarizes certain of the major risks and uncertainties that could materially affect our future business results going forward. The risks described below may not be the only risks we face. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on our results of operations and financial condition.

Airline or travel industry disruptions, such as an airline insolvency, continued airline consolidation, or other factors could adversely impact the demand for loyalty currency services and our growth and profitability

The majority of our loyalty program partners operate in the travel industry. The ability of our loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/points for their respective programs. As well, the overall popularity of loyalty miles/points and the value they have to end‐customers is what drives our business activity. We generate the majority of our revenue from end‐customers who are transacting loyalty miles/points through our online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry globally may adversely affect our ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industrywide solution to address structural financial problems. This activity could potentially increase due to increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among our partner base could result in the loss of a partnership and potentially have an adverse impact on our future earnings.

In addition, outbreaks or the threat of outbreaks of epidemic disease or similar public health threats may have a significant negative impact on the demand for travel and hospitality services provided by our partners, which could result in a material adverse impact on our business, operating results and financial condition.

We derive a substantial amount of our total revenue from only a few of our loyalty program partner relationships

We depend on a limited number of large clients for a significant portion of our consolidated revenue. There were three loyalty program partners for which sales to their members represented 69% and 70% of our consolidated revenues for the years ended December 31, 2019 and 2018, respectively. A decrease in revenue or gross profit from these partner relationships for any reason, including a fundamental change in their loyalty program, a change in contractual pricing, a significant shift in their redemption chart, or a decision to no longer outsource some or all of the products and services we provide, could have a material adverse effect on our consolidated revenue. As it relates to the Loyalty Currency Retailing services we operate for these three partners, we act as principal where revenues are recognized on a gross basis. We believe gross profit is a more relevant metric to assess our partner concentration, as it represents the amount of revenues that are available to fund expenses and the economics we earn from our commercial arrangements with our loyalty program partners. Gross profit generated through commercial arrangements with our top 10 loyalty program partners represented 74% and 70% of our consolidated gross profit for the years ended December 31, 2019 and 2018, respectively.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that we will be successful in maintaining our existing contractual relationships with our loyalty program partners. Our loyalty program partners have in the past, and may in the future, negotiate arrangements that may be short‐term and subject to renewal, non‐exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long‐term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with us or to negotiate from time to time more preferential financial and other terms than originally contracted. We cannot ensure that such negotiations will not have a material adverse effect on the financial condition or results of our operations.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in‐house business solutions departments that could take responsibility for services we currently provide, as well as, significant competition from the online travel agency industry including existing and new online travel agencies that directly compete against our Points Travel product

Our Loyalty Currency Retailing services must compete with a wide range of companies that provide business solutions technology, from small companies to large.  Many existing and potential competitors do or could have greater technical or financial resources.  Our financial performance may be adversely affected by such competition. In particular, no assurances can be given that additional direct competitors may not be formed. In addition, no assurances can be given that we may not lose some or all of our arrangements with our loyalty program partners, including our larger loyalty program partners, thereby decreasing our ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology we offer to existing and potential partners.

Loyalty partners may have, or may develop, in‐house business solutions such as a cash and points product that could replace or compete with the products and services we offer. Any competition or adverse change in the business relationship described above could have a material adverse impact on our business, operations and prospects.

With respect to the services included in the Platform Partners segment, direct and indirect competitors could include any organization seeking access to customers through direct marketing channels, as well as any technology solutions company that is capable of providing redemption and accrual options for loyalty programs.  Redemption and accrual based products offered directly by the Corporation or indirectly through third-parties that manage their applications on the LCP, face competition from other technology solutions providers that offer similar types of services to loyalty programs. Additional direct and indirect competitors may emerge in the future.

Further, with respect to our Points Travel services, we face significant competition from other online travel agencies in winning business with loyalty programs. Many existing and potential competitors in the online travel agency industry do or could have greater technical and or financial resources than we do, and may adversely impact our ability to win new partnerships with loyalty programs. In addition, the competition for online hotel bookings and car rentals is intense.  End consumers can book hotels or cars through multiple channels online, including with existing OTAs with well established commercial brands and extensive financial and marketing resources, or direct with hotels and car rental companies who also have well established brands.  We may be unable to compete effectively with other companies in this industry, which could lead to less loyalty program partnerships, reduced market share, and a decrease in revenue.

We may not be able to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned

There can be no assurance that we will be successful in launching new loyalty program partnerships with existing products or launching new products with new or existing partnerships, including realizing expected cross-selling opportunities, as expected or planned. There is a risk that revenue and profitability targets will not be achieved if expected new partner launches or new product launches do not materialize.

We could face significant liquidity risk if we fail to meet contractual performance commitments

We have made contractual guarantees on the minimum value of points and miles that will be processed over the term of our agreements with certain loyalty program partners, which, for the most part, have historically been met. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in us being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. Our ability to use or sell any purchased points/miles is limited by the terms of our contracts.  As a result, there is a risk that we may have difficulty in selling or making use of this inventory which could have a material adverse effect on our business, revenues, operating results and financial condition.  There is also a risk that we may have insufficient resources to purchase any shortfall and that we may need to obtain financing to meet such commitments.  There is a risk that such financing may not be available to us.  The failure to obtain such financing could have a material adverse impact on our business, operating results and financial condition.

Political disputes or sanctions may impact our ability to operate in certain geographical markets or with selected organizations

We have partnerships with loyalty programs that are located or operate in various geographical locations. In addition, we conduct transactions with loyalty program members around the world. Political disputes between governments or nations may impede our ability to continue to provide products or services to existing loyalty program partners or to sell products to new loyalty programs that are located in or operate in certain geographical locations. Governments prohibiting transactions with organizations located in specified geographical locations or associated with certain organizations may reduce or eliminate our ability to do business with those organizations or within certain geographical areas.  If sanctions or restrictions are imposed by governments or nations on products or services we provide, we may be limited or restricted from generating transactional activities in those circumstances.

We depend on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners. The failure of these third-parties for any reason to provide these solutions in the future could adversely impact revenue and profitability

We have commercial agreements with multiple third-party service providers in our Platform Partners segment. These third-parties, through their connection to the LCP, provide solutions for both accrual and redemption based activity, for our loyalty program partners and their members. If any of these third-party providers were to cease operations, terminate, breach or not renew their contract with us, there is no assurance we would be able to substitute a comparable third-party solution in a timely manner or on terms as favorable to us. In addition, if any of our third-party suppliers were to experience a business interruption, delays or degradation in overall quality of their service, it could result in dissatisfaction with our loyalty program partners and a loss in revenue and gross profit for us.

We are subject to, or impacted by, several types of regulations, including standards related to data security, consumer privacy, and payments

We operate in multiple jurisdictions and partner with loyalty programs and third parties who operate and transact in multiple geographic regions, subjecting us to an increasing set of regulations we need to be compliant with. This regulatory environment continues to evolve and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, in May 2018, the European Union's new General Data Protection Regulation ("GDPR"), commonly referred to as GDPR, came into effect, which imposed new data privacy and security requirements, resulting in incremental compliance costs borne by us. In addition, GDPR carries substantial penalties for non-compliance. We are also required by the Payment Card Industry Security Standards Council, founded by the credit card companies, to comply with data security standards. While we continue to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs.

In addition, our business may be impacted by other regulations that could impact the broader loyalty industry. In 2015, the European Union imposed new Interchange Fee Regulations, which capped interchange fees that banks were able to charge for certain payment cards. Financial service providers have traditionally funded loyalty currency awarded to end consumers for credit card purchases on co-branded credit cards through the interchange fees levied on merchants. Our business is dependent on the overall popularity of loyalty programs and the value and utility of the underlying currency to end‐customers. Further regulations that may be imposed could impact the level of loyalty currency awarded to end consumers and adversely impact the demand for our services.

Our brand, revenue and profitability are affected by our ability to control cyber security risks

Due to the online nature of our business, member databases are maintained for products and services offered on Points.com. These databases contain member information including account transactions. Although we have established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If we were to experience a security breach, our reputation may be negatively affected and the traffic generated on Points.com could decline in the event of any publicized compromise of security. Any perception that we released consumer information without authorization could subject the business to complaints and investigation by the applicable privacy regulatory bodies and adversely affect relationships with Points.com members and loyalty program partners and their membership. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of our software depend on internet service providers, online service providers and our infrastructure for access to the software solutions we provide to our loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, we may not be able to meet a satisfactory level of service as contracted with our partners, and may cause a breach of our contractual commitments, which could have a material adverse effect on our business, revenues, operating results and financial condition.

We are exposed to adverse consequences if we cannot successfully retain our intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know‐how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark offices worldwide. These actions allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may offer only limited protection of our intellectual property rights; and despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against us alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in us being required to pay significant damages, require us to design around a third party's patent or to license alternative technology from another party. In addition, litigation may be time‐consuming and expensive to defend and could result in the diversion of time and resources. Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse effect on our business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event affecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

We currently employ nine executive officers. The current executive team possesses many years of loyalty industry experience, and has managed large loyalty programs, sales forces, marketing departments and technology systems. Our performance is substantially dependent on the performance of such key personnel and loss of such personnel could adversely affect our business, operations and prospects.

In addition, our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the price of our securities.

Our success is also dependent on our ability to retain talented and highly skilled information technology professionals to maintain, build and operate the technology infrastructure. The loss of these individuals and the inability to attract and retain highly qualified employees could have a material adverse effect on our business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

We believe that continuing to strengthen our brand is an important factor in achieving widespread acceptance of our services, and will require an increased focus on active marketing efforts. We will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other efforts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses incurred in building our brand. If we fail to promote and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business could be harmed.

Chargebacks of a material amount could have an adverse consequence on us

A chargeback is any credit card transaction undertaken by an end‐customer that is later reversed or repudiated. We are subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While we have fraud control measures in place to minimize exposure, chargebacks could have a material adverse effect on our business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

We operate in multiple jurisdictions and have relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value‐added and other tax laws, rules and regulations to our products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to our interests, particularly with respect to occupancy or value‐added taxes, the results could increase our tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for our products and services if we pass on such costs to the consumer. As a result, these changes could have a material adverse effect on our business, operating results and financial condition.

As we operate in multiple jurisdictions and in multiple currencies, dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results

We provide products and services to organizations in multiple jurisdictions and in multiple currencies and dramatic fluctuations in exchange rates of foreign currencies could have a material effect on our financial results.  While we hedge against significant fluctuations in principle currencies such as the Canadian dollar and the US dollar, activities outside of our control such as dramatic devaluation of other currencies such as the Euro or British Pound could have a material effect on our financial results.

As a public company, we may be subject to legal action by shareholders or others which could impair our financial ability to continue as a going concern

As a publicly traded company which is dual listed on the TSX and the NASDAQ, we are subject to the activities of shareholders or others who may initiate legal action against us or senior management.  We retain significant insurance coverage to protect against such activity, but there is no assurance that the coverage would apply in all actions or that it is sufficient to protect against any potential judgement or claim.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

Our policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that our assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews our annual consolidated financial statements, the reports of the independent registered public accounting firm on the consolidated financial statements and the effectiveness of internal control over financial reporting, and other information in the Annual Report.  The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed in reports we file with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission ("SEC") and in National Instrument 52‐109 Certification of Disclosure in Issuers' Annual and Interim Filings) as of December 31, 2019. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of the end of the period covered by this report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in rules adopted by the SEC and National Instrument 52‐109 Certification of Disclosure in Issuers' Annual and Interim Filings.

On January 1, 2019, we implemented a new accounting system, which resulted in changes to controls and procedures pertaining to financial reporting. We have completed the design and implementation of these controls and they have been operating effectively throughout and as of December 31, 2019. Management does not expect significant changes to our internal control over financial reporting due to the implementation of the new accounting system.

Other than the item described above, there have been no changes in our internal control over financial reporting during the quarter and year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management has evaluated the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by KPMG LLP, our Independent Registered Public Accounting Firm, who also audited our consolidated financial statements as at and for the year ended December 31, 2019.